EXHIBIT 19

Cohen and Company, LLC and its affiliates (J.V.B. Financial Group, LLC., Cohen and Company Financial Management, LLC., etc.)

Policy and Procedures to Detect and Prevent Insider Trading

A.  Preventing insider trading is necessary to comply with securities law and to preserve the reputation and integrity of Cohen and Company, LLC and its subsidiaries (J.V.B. Financial Group, LLC, Cohen and Company Financial Markets LLC., etc.) (“the Firm”). In the daily course of business activity, any Associated Person of the Firm might receive information which may constitute material, non-public information about a company or its securities. It is a violation of securities law (e.g., NASD Rule 3300 Series and FINRA Rules 6000, 7100, 7200, 7300 and 7400 Series; NYSE Arca Rule 6.3.; etc.) to act on material, non-public information in connection with the purchase or sale of any security. As such, Associated Persons are prohibited from disseminating or acting, directly or indirectly, on non-public information which is material. Materiality is a flexible concept, which generally is defined as any information, based on all circumstances, which can reasonably be expected to affect the price of a security.

B. Introduction. The Firm forbids each Associated Person from trading, either personally or on behalf of others, on material non-public information or communicating material non-public information to others in violation of the law. This conduct is frequently referred to as “insider trading.” The Firm requires Associated Persons to certify their awareness and understanding of these Insider Trading procedures by signing the Firms’ Annual Certification Form at time of hire and on an annual basis. The Annual Certification Form also addresses various other related Insider Trading issues such as whether the Associated Person makes investment decisions in outside entities. The Firm’s policy applies to every Associated Person and extends to activities within and outside their duties at the Firm. The Chief Compliance Officer or other member of Senior Management will respond to any questions an Associated Person may have regarding the Firm’s policy and procedures with respect to insider trading matters.

The personal consequences to Associated Persons for misusing material non-public information can be quite severe. Prison sentences have been meted out to offenders in several celebrated cases. However, criminal convictions have not been limited to investment bankers and lawyers. The list of persons convicted for insider trading also includes account executives, computer/word processors, proofreaders, office managers, accounting clerks and receptionists. Even in the absence of criminal charges, violation of the policies described herein constitutes grounds for immediate dismissal.

The federal laws were made even tougher in 1988 and now provide that an individual guilty of misuse of material non-public information is subject to ten (10) years in jail and can be fined up to three (3) times the profits gained (or loss avoided). This includes circumstances where an individual only tips others who trade on inside information, regardless of whether the individual providing the information received any monetary benefit.

Corporations or entities who employ persons who misuse material non-public information also face stiff penalties as “Controlling Persons” (as such term is used in the Exchange Act). Controlling Persons may be fined the greater of one million ($1,000,000) dollars or three (3) times the profit gained (or loss avoided). Obviously, this statute gives the Firm an added incentive to prevent, detect and punish any violation of its policy concerning the use of material non-public information.

Simply stated, it is against the law to trade in the securities of a company (including options, bonds, etc.) while in possession, whether or not as a result of a tip, of material non-public information about a company which might affect the price of its securities. It is also illegal to “tip” or pass this information on to others if you know or reasonably suspect that those persons shall misuse such information by trading or passing it on further.

The term “insider trading” is not defined in the federal securities laws, but generally is used to refer to the use of material non-public information to trade in securities (whether or not one is an “insider”) or to communications of material non-public information to others.

The SEC has consistently taken a very liberal and expansive approach in this area - and therefore, so should you. This is one area where, if you are going to err, you should err on the side which puts you safely on the right side of the law and the Firm’s policies. If you have any doubt at all as to whether certain information should be considered “insider information,” or whether disclosure to some other person or entity is improper, you should raise these questions with the Chief Compliance Officer or other member of Senior Management.

While the law concerning insider trading is not static, it is generally understood that the law prohibits:

1.     trading by an insider, while in possession of material non-public information; or trading by a non-insider, while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or

2.     communicating material non-public information to others.

C. Elements of Insider Trading. The elements of insider trading and the penalties for such unlawful conduct are discussed below. If, after reviewing this policy statement, you have any questions, you should consult with the Chief Compliance Officer or other member of Senior Management.

1. Who is an Insider? The concept of “insider” is broad. It includes but is not limited to, officers, directors and Associated Persons of a company, as well as third party vendors who have access to proprietary information through business relationships with the Firm. In addition, a person can be a “temporary insider” if he enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank-lending officers, and other persons associated with such organizations. According to the United States Supreme Court, the company must expect the outsider including third party vendors, to keep the disclosed non‑public information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider.

2. What is Material Information? Trading on inside information is not a basis for liability unless the information is material. “Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. Information that could be considered material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments. Material information does not have to relate to a company’s business. For example, in Carpenter v. U.S., 108 U.S. 316 (1987), the United States Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security. In that case, a Wall Street Journal (the “Journal”) reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in the Journal and whether those reports would be favorable or not.

3.  Data breaches may also be considered “insider information” for trading purposes prior to dissemination of the breach. Officers, directors, Associated Persons, “temporary insiders” and third party vendors of the Firm are strictly prohibited of trading on the basis of material nonpublic information before public disclosure of the cybersecurity incident. Vendors shall promptly and without unreasonable delay notify the Firm upon learning of any actual or suspected misappropriation or unauthorized access to, or disclosure or use of, the Firm data collected, processed, hosted, or transmitted by Vendor in performance of the Firm agreement. Vendor shall promptly investigate each Data Breach that it becomes aware of or has reason to suspect may have occurred and, in the case of an actual Data Breach, shall reasonably cooperate with the Firm in connection with any independent investigation that the Firm may desire to conduct with respect to such Data Breach. Vendor shall reasonably cooperate with the Firm in identifying any reasonable steps that should be implemented to limit, stop or otherwise remedy any actual or suspected Data Breach.

4. What is Non-Public Information? Information is non-public until it has been effectively communicated to the market place. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Bloomberg, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public. For example, an Associated Person acquires privately issued stock in a publicly traded company with the understanding that the issuer intends in the future to file a registration statement that will permit the public resale of such securities. Such a transaction is often referred to as a Private Investment/Public Equity or “PIPE” transaction. Prior to filing of a registration statement by the issuer, the information relating to such a transaction would not be available to the general public. Thus, if prior to the filing of such a registration statement, an Associated Person would sell the security at issue short in the public markets with the intention of covering the position with securities to be acquired in the to be registered PIPE transaction, such an Associated Person could be violating the rules and regulations that prohibit insider trading.

5.  Misuse Constitutes Fraud. The misuse of material, nonpublic or “inside” information constitutes fraud, a term broadly defined under federal securities laws. Engaging in fraud is subject to civil and criminal penalties (including imprisonment), SEC administrative actions, disgorgement of profits, penalties from exchanges, and dismissal by the Firm. There are no circumstances where any person becomes aware of inside information, for whatever purpose, may use that information to trade for personal benefit, for the Firm’s benefit, or for the benefit of another. If any Associated Person believes he or she has received inside information, he or she should immediately advise their supervisor or the Chief Compliance Officer.

D. Additional Activities. Some additional points, which you should bear in mind to avoid even unintentional problems with insider trading are as follows:

1.     Associated Persons are not permitted to “copycat” or mimic trading of another individual or customer who appears to be prescient about corporate events which occur soon after that account buys or sells. Such copycat trading is a violation of Firm policy and may be a violation of the law;

2.     Associated Persons are not permitted to make recommendations to anyone on the basis of rumors;

3.     if a Supervisor learns that an Associated Person has heard a rumor about a company, he must instruct such Associated Person not to take any action on such rumor or pass it along to others unless the Supervisor and Associated Person have discussed the situation with the Chief Compliance Officer or other member of Senior Management; and

4.     if any individual learns that another individual or a customer of the Firm is misusing material non-public information, he has an obligation to report such conduct to the Chief Compliance Officer.

E. Penalties for Insider Trading. Penalties for trading on or communicating material non‑public information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:

1.     civil injunction;

2.     treble damages;

3.     disgorgement of profits;

4.     jail sentences;

5.     fines for the individual who committed the violation of up to three (3) times the profit gained or loss avoided, whether or not the individual actually benefited; and

6.     fines for the employer or other Controlling Person of up to the greater of one million dollars ($1,000,000) or three (3) times the amount of the profit gained or loss avoided.

In addition, any violation of this policy statement can be expected to result in serious sanctions by the Firm, including dismissal of the individuals involved.

F.  Procedures to Implement the Firm’s Policy against Insider Trading. The following procedures have been established to aid the Firm in preventing, detecting and imposing sanctions against insider trading:

1.         Identifying Inside Information. In the event any Associated Person of the firm or related individual to an Associated Person becomes aware of information which may constitute material, non-public information, the Chief Compliance Officer must be promptly notified. The Chief Compliance Officer will determine whether the information is material and non-public, or if there are still questions as to whether the information is material and non-public, the Chief Compliance Officer should take the following steps:

a.	treat the information confidentially and report the matter immediately to the other members of Senior Management;
b.	instruct relevant personnel that all such information which is in written form should be locked in files cabinet or desks at all times when not being used;
c.	instruct relevant personnel that if such information is computerized, access to the computer files and computerized information will be restricted;
d.	do not permit the Associated Person to purchase or sell the relevant securities on behalf of himself or others, including investment companies or private accounts managed by him or her;
e.	do not communicate the information inside or outside the Firm, other than to the other members of Senior Management; and
f.

work with the other members of Senior Management to review the issue and decide whether to continue the prohibitions against trading and communication, or if the Associated Person will be allowed to trade and communicate the information.

2. Personal Securities Trading. The Chief Compliance Officer or his designee, on a regular basis will review the confirmations and monthly account statements for outside accounts. Please review the section to this Procedures Manual entitled Outside Accounts for further information regarding the Firm’s procedures involving trading in Associated Person’s securities accounts.

3. Resolving Issues Concerning Insider Trading. If, after consideration of the items set forth in Subparagraph “1” above, doubt remains as to whether information is material or non-public, or if there is any unresolved question as to the applicability or interpretation of the foregoing procedures, or as to the propriety of any action, it must be discussed with the Chief Compliance Officer or his designee before trading or communicating the information to anyone.

4. Prevention of Insider Trading. To prevent insider trading, the Chief Compliance Officer will:

a.	provide, on a regular basis, an educational program to familiarize Associated Persons with the Firm’s policy and procedures;
b.	answer questions regarding the Firm’s policies and procedures regarding the detection and prevention of insider trading;
c.	resolve issues of whether information received by Associated Persons of the Firm is material and non-public;
d.	review on a regular basis and update as necessary the Firm’s policies and procedures regarding the detection and prevention of insider trading;
e.	when it has been determined that an Associated Person has material non-public information, implement measures to prevent dissemination of such information; and
f.	if necessary, restrict Associated Persons from trading the securities.

6.  Special Reports to Management. If a Supervisor learns of a potential violation of the Firm’s Policy and Procedures to Detect and Prevent Insider Trading, he must promptly notify the Chief Compliance Officer providing full details.

7.  Annual Report by Management. On an annual basis, the Chief Compliance Officer or his designee will prepare a written report setting forth the following:

1.	a summary of existing policies and procedures to detect and prevent insider trading;
2.	full details of any investigation, either internal or by a regulatory agency, of any suspected insider trading and the results of such investigation;
3.	an evaluation of the current policies and procedures and a suggestion any improvements that he believes desirable; and
4.	description of the Firm’s continuing educational program regarding insider trading, including the dates of such programs since the last report by management.

G. Information Barriers. Information barriers (also known as “Chinese walls”) are established within broker-dealers to prevent the flow of material, non-public information. The Firm may obtain material, non-public information while engaging in investment banking activities, sales and trading, and research activities. Effective procedures permit the Firm to continue conducting research, trading, and other business activities while another department has knowledge of inside information affecting an issuer of securities. Barriers between trading and research also apply to advance non-public information about a pending research report or recommendation. The Firm has established procedures to isolate departments and/or employees with inside information and permit the conduct of business in other areas.

1.     The following department(s) is (are) subject to the Firm’s Information Barrier confidentiality procedures:

a.	Municipal Finance Department
b.	Research Department
c.	Sales/Trading Desks
d.	Investment Banking

Departments that obtain material, non-public information in the normal course of business must maintain the confidentiality of that information. Other departments potentially affected by inside information (Research, Trading, etc.) may continue to conduct normal activities unless they become aware of inside information, in which case they are required to immediately contact the Chief Compliance Officer for guidance regarding future activities involving the subject company or companies.

2. Confidentiality Procedures. Department heads are subject to the Firm’s confidentiality procedures and are responsible for implementing and enforcing the Firm’s procedures to protect the confidentiality of actual or potential inside information. Many of these departments’ activities are considered confidential and may only be shared with those outside the department on a need-to-know basis (see Bringing an Employee Over the Wall below). Some procedures for maintaining confidentiality include:

a.	Maintain all paper files in a locked and secured area.
b.	Limit access to computer files to only authorized persons with passwords to control access to the files.
c.	Prohibit electronic communications between research and investment banking personnel.
d.

Employees of affected departments must refrain from discussing in public areas or with others outside the department (including family members, friends, etc.) any activities that are not publicly known.

e.	Use code names or delete names on sensitive drafts that identify projects or banking clients.
f.	Physical separation of employees of departments with access to inside information.

3. Access to Confidential Information Limited to Certain Employees. Access to actual or potential inside information obtained in the normal course of the Firm’s banking activities is limited to the following employees:

a.	Employees within the respective banking department who need to know
b.	The Chief Compliance Officer
c.	The general counsel
d.	The Chief Executive Officer
e.	Other employees brought “over the wall” in accordance with the procedure outlined in the next section.

4. Bringing an Employee “Over the Wall.” There may be occasions where investment-banking employees require information from an employee in research, sales, trading, or other business areas of the Firm. Bringing an employee not employed in the investment banking department into confidential discussions is often termed bringing the employee “over the wall.” Doing so may result in restrictions on research, trading, or other business of the Firm because the employee is now in possession of material, non-public information and cannot continue to conduct his or her normal responsibilities. Because it is important to both maintain the confidentiality of inside information and consider carefully any action that might restrict the Firm’s ability to conduct its business, the Head of Investment Banking & Advisory Services Group is required to contact the Chief Compliance Officer Compliance before bringing another employee over the wall. The Chief Compliance Officer will maintain a written record of the:

a.	date of the action;
b.	name and department of the employee brought over the wall;
c.	the name of the companies which are the subject of the investment banking activity that resulted in bringing the employee over the wall; and
d.	name of the person requesting access to the employee.

The Chief Compliance Officer will also determine whether further restrictions on research, trading, or other Firm activities are appropriate because of the action of bringing an employee over the wall.

5. Notification to Compliance. When the Firm is engaged to provide investment-banking services to an issuer, and that engagement may result in obtaining inside information, the Head of Investment Banking & Advisory Services Group for notifying the Chief Compliance Officer of the engagement so that the issuer may be included on the Firm’s Watch or Restricted Lists, if appropriate. This includes notification of any “target” companies that may become part of the investment banking transaction.

6.     When the Firm is engaged to provide municipal finance services to a municipal issuer regarding an advanced refunding, the Municipal Securities Principal is responsible for notifying the Chief Compliance Officer so that the issue may be included on the Firm’s Watch List.

H.  Supervisory Reviews.

1.    The Chief Compliance Officer or his designee monitors trading activities in issues where the Firm may be in possession of material, non-public information through the use of its Watch and Restricted Lists. See Restricted List and Watch List below.

2.    All transactions in Associated Person accounts shall be reviewed on a regular basis by the Chief Compliance Officer or his designee and such review shall be evidenced in writing by initialing the Associated Person’s trade report or other records as appropriate.

3.    All confirmations of transactions in Associated Person accounts shall be reviewed by the Chief Compliance Officer or his designee as soon as practicable following their receipt. Their review shall be evidenced in writing by initialing such confirmations.

4.    Any investigation into a security that is placed on the Restricted List or Watch List will be documented in writing by the Chief Compliance Officer or his designee.

5.    The Chief Compliance Officer or his designee will also be responsible for reviewing the Firm’s proprietary trading for any evidence of insider trading violations.

6.    The Firm will maintain security procedures to ensure all documents and information are secured and access is only granted to individuals on a need to know basis.

7.    The CCO or his designee will ensure that employees are aware that ownership information obtained in a fiduciary or agency capacity, in accordance with MSRB Rule G-24, is not used to solicit customer transactions or other business or is not otherwise used to benefit the employee or the Firm.

I. Education of Personnel. When there are regulatory updates in this area, a memo shall be prepared and circulated to all Associated Persons by the Chief Compliance Officer as deemed appropriate.

1.     Employees receive the Firm’s Insider Trading policy upon hire and certify their receipt and understanding of the same.

2.     Annually, employees complete the Firm’s Annual Certification which includes their acknowledgment of receipt and understanding of the Insider Trading policy.

3.     Employees in sensitive departments (investment banking) sign an attestation on an annual basis.

4.     When procedures are revised, employees will be notified by memorandum.

5.     Insider Trading is a subject periodically included in the Firm’s continuing education and compliance meeting programs.

J.  Restricted, Watch, and Research Lists. The CCO or his designee will maintain Restricted, Watch, and Research lists that correspond to any company with securities for which the Firm has acquired material non-public information, or is the subject of a research report. The Firm prohibits any recommendation to customers of securities on the Restricted List. Additionally, the CCO will ensure that the Firm’s employee trade monitoring, review, and approval system (Compliance 11) includes all securities on the Firm’s Restricted, Watch, or Research (for any issuer that is the subject of a research report during the periods identified by FINRA Rule 2711) lists to ensure that employees are not trading, or attempting to trade, in securities on such lists.